Exhibit 99.2

CALEDONIA MINING CORPORATION	MAY 11, 2015

Management’s Discussion and Analysis

This management’s discussion and analysis (MD&A”) of the consolidated operating results and financial position of Caledonia Mining Corporation ("Caledonia” or the “Company”) is for the fiscal quarter ended March 31, 2015 (“Q1 2015” or the “Quarter”).  It should be read in conjunction with the Unaudited Condensed Consolidated Financial Statements of Caledonia for the quarter year ended March 31, 2015 (“the Unaudited Condensed Consolidated Financial Statements”) which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com.  The Unaudited Condensed Consolidated Financial Statements and related notes have been prepared in accordance with International Accounting Standard 34 (“IAS 34”) Interim Financial Reporting.  In this MD&A, the terms “Caledonia”, the “Company”, “we”, “our” and “us” refer to the consolidated operations of Caledonia Mining Corporation and our subsidiaries unless otherwise specifically noted or the context requires otherwise.

Note that all currency references in this document are to Canadian Dollars, unless otherwise stated.

TABLE OF CONTENTS

1.	Overview

2.	Highlights

3.	Summary Financial Results

4.	Operations at the Blanket Gold Mine, Zimbabwe

4.1.	Safety, Health and Environment

4.2.	Social Investment and Contribution to the Zimbabwean Economy

4.3.	Gold Production

4.4.	Costs

4.5.	Underground

4.6.	Metallurgical Plant

4.7.	Capital Projects

4.8.	Indigenisation

4.9.	Opportunities

4.10.	Outlook

5.	Exploration and Project Development

6.	Investing

7.	Financing

8.	Liquidity and Capital Resources

9.	Off-Balance Sheet Arrangements, Contractual Commitments and Contingencies

10.	Non-IFRS Measures

11.	Related Party Transactions

12.	Critical Accounting Policies

13.	Financial Instruments

14.	Dividend Policy and Other Shareholder Information

15.	Securities Outstanding

16.	Risk Analysis

17.	Forward-Looking Statements

18.	Controls

19.	Qualified Person

1.	OVERVIEW

Following the implementation of indigenisation at the Blanket Gold Mine (“Blanket” or the “Blanket Mine”) in September 2012, Caledonia’s primary assets is a 49% legal ownership in Blanket, an operating gold mine in Zimbabwe.  Caledonia continues to consolidate Blanket, as explained in Note 5 to the Unaudited Condensed Consolidated Financial Statement, accordingly operational and financial information set out in this MD&A is on a 100% basis, unless otherwise specified.

Caledonia’s shares are listed in Canada on the Toronto Stock Exchange (symbol - “CAL”), on London’s AIM (symbol - “CMCL”) and are also traded on the American OTCQX (symbol - “CALVF”).

2.	HIGHLIGHTS

	Q1 2014	Q1 2015	Comment
Gold produced (oz)	10,241	9,960	Gold production on target for the Quarter.
On Mine cash cost (US$/oz)1	651	670	Cost per ounce increases slightly, but remains lower than target.
All-in sustaining cost (US$/oz)1	923	959	AISC expected to fall as corporate administration costs and head office capital expenditure falls.
Gold Sales (oz)	12,210	10,773	Gold sales in Q1 2015 includes work in progress brought forward from the preceding quarter of 813 oz compared to 1,969 oz in the comparative quarter
Average realised gold price (US$/oz)1	1,288	1,200	The lower realised gold price was due to the lower gold price
Gross profit ($’m)2	6.0	4.6	Lower gross profit due to lower sales, lower realised gold price and higher Canadian-dollar denominated production costs.
Net profit attributable to shareholders ($’m)	2.4	1.6	Lower attributable profit due to lower gross profit, offset by reduced taxation charge and an increased foreign exchange gain
Adjusted basic earnings per share3 (cents)	4.1	4.0	Adjusted basic earnings per share excludes foreign exchange profits, deferred tax and expenses of the Zambian operation which is being closed.
Cash and cash equivalents ($’m)	26.7	26.1	Cash position remains robust despite increased capital investment as part of the plan to increase production.
Cash from operating activities ($’m)	6.2	3.4	Strong cash generation in Q1 2015 despite lower sales and the lower realised gold price.
Payments to the community and Zimbabwe government ($’m)	3.0	1.8
Payments including direct and indirect taxes, royalties, licence fees and levies were lower in the Quarter primarily due to lower income tax payable on the reduced profit and higher capex and reduced royalty payments due to the lower prevailing gold price and the reduced royalty rate.

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1   Non-IFRS measures such as “on-mine cash cost per ounce” “all-in sustaining cost per ounce” and “average realised gold price” are used throughout this document.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

2   Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses.

3   Adjusted earnings per share (“EPS”) is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures

Dividend Policy and Shareholder Matters

On November 25, 2013 Caledonia announced a revised dividend policy in terms of which it intended to pay a dividend of 6 Canadian cents per share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share.  The first quarterly dividend was paid on January 31, 2014 and subsequent quarterly dividends were paid at the end of April, July and October 2014 and at the end of January and April 2015.  It is currently envisaged that the existing dividend policy of 6 cents per annum paid in equal quarterly instalments will be maintained in 2015.  Caledonia will consider further dividends thereafter in the context of the prevailing commercial environment and expects to provide guidance for dividend payments in 2016 at or about the time of the Q2 results in August 2015.

Strategy and Outlook

Caledonia’s Board of Directors and Management have reviewed alternative expansion and diversification plans for Caledonia and have concluded the best returns on investment remain at the Blanket Mine in Zimbabwe, which continues to be cash generative in the current market conditions and offers investment returns that substantially exceed alternative opportunities. Accordingly, Caledonia has increased its strategic and operational focus on the Blanket Mine and intends to close and dispose of non-core operations in Zambia and South Africa and to reduce operating and administrative expenses.

On November 3, 2014, Caledonia announced its revised investment plan (“Revised Plan”) and production projections for the Blanket Mine. The objectives of the Revised Plan are to improve the underground infrastructure and logistics and allow an efficient and sustainable production build-up.  The infrastructure improvements will include the development of a “Tramming Loop” and the sinking of a new 6-meter diameter Central Shaft from surface to 1,080 meters.

The increased investment pursuant to the Revised Plan is expected to give rise to an increasing production profile that is expected to result in additional production from resources currently in the inferred category of approximately 70,000-75,000 ounces in 2021, this being in addition to projected production in 2021 from current mineral reserves of approximately 6,000 ounces.  The Revised Plan is also expected to improve Blanket’s long term operational efficiency, flexibility and sustainability.

Exploration Highlights

Exploration continued at the Blanket Mine focussed on the potential to extend the Blanket mineralisation below the 750 meter level and at certain of its satellite properties.  Mineralisation was identified at the Eroica and AR Main target zones and work is in progress to incorporate this mineralisation into the mineral resource base for the Blanket Mine.  Exploration development and diamond drilling at the two satellite projects, the GG Project and the Mascot Project have established the existence of multiple mineralized zones with potentially favourable gold grades. Further work is being done to define the extent and viability of these mineralized zones.

Safety

Regrettably, an accident occurred on April 30, 2015 at the GG exploration project, as a result of which a contractor died.  The Directors and Management of Caledonia and Blanket express their sincere condolences to the family and colleagues of the deceased.

Corporate Governance

Caledonia’s Board continues to ensure that Caledonia adheres to the highest standards of international corporate practice, all aspects of the company’s operations are conducted in a fully transparent manner and communication with shareholders is timely and effective.  Caledonia’s Chairman issued a statement on 11 May, 2014 which provides further information on corporate governance matters.

3.	SUMMARY FINANCIAL RESULTS

The table below sets out the unaudited consolidated profit and loss for the quarters ended March 31, 2015 and 2014 prepared under IFRS.

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income (unaudited)
(in thousands of Canadian dollars except per share amounts)

	Three months ended March 31
	2015	2014
	$	$
Revenue	15,994	17,063
Royalty	(801)	(1,195)
Production costs	(9,514)	(8,788)
Depreciation	(1,038)	(1,058)
Gross profit	4,641	6,022
Other income	10	-
Administrative expenses	(2,019)	(1,847)
Foreign exchange gain	625	257
Operating profit	3,257	4,432
Net finance cost	(44)	(41)
Profit before tax	3,213	4,391
Tax expense	(1,199)	(1,300)
Profit for the period	2,014	3,091

Other comprehensive income
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	4,677	2,134
Other comprehensive income net of income tax	4,677	2,134
Total comprehensive income for the period	6,691	5,225

Profit attributable to:
Shareholders of the Company	1,554	2,425
Non-controlling interests	460	666
Profit for the period	2,014	3,091

Total comprehensive income attributable to:
Shareholders of the Company	6,151	4,558
Non-controlling interests	540	667
Total comprehensive income for the period	6,691	5,225

Earnings per share (cents)
Basic	2.9	4.7
Diluted	2.9	4.7
Adjusted earnings per share (cents) (i)
Basic	4.0	4.1
Diluted	4.0	4.1
(i)	Adjusted earnings per share (“EPS”) is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance. Refer to Section 10 for a discussion of non-IFRS measures

Revenues in Q1 2015 were lower than Q1 2014 due mainly to the lower gold sales and also due to the lower realised gold price: gold sales in Q1 2015 were 10,773 ounces, 1,437 ounces (i.e. 12%) less than in Q1 2014; the average realised gold price in Q1 2015 was US$1,200 per ounce – 5% lower than the average realised gold price per ounce in Q1 2014.  The royalty paid in the Quarter was lower than the first quarter of 2014 (the “comparative quarter”)  due to the lower gold price and also due to the reduction in the royalty payable to the Zimbabwe government from 7% to 5% with effect from October 1, 2014.

Production costs in the Quarter were $9,514,000, representing an on-mine cash cost4 of US$670 per ounce of gold and an all-in sustaining cost4 of US$959 per ounce of gold.  Further discussion of production costs is set out in Section 4.4 of this MD&A.

Administrative expenses in the Quarter were $2,019,000 compared to $1,847,000 in the comparative period and are analysed in Note 7 to the Unaudited Condensed Consolidated Financial Statements.  The majority of Caledonia’s administrative expenses are incurred in US dollars: in US dollar terms, administrative expenses fell by 3% from US$1,679,000 in Q1 of 2014 to US$1,633,000.  The reduction was due to lower professional and consulting fees and a reduction in the management contract fee following the termination of the contract of the previous Chief Executive Officer.  The effect of these reductions was offset somewhat by an increase in salaried head-count at Caledonia’s office in Johannesburg, South Africa from 10 to 13, bonus payments in the Quarter and a provision for leave pay.  Total salaries and wages at the Johannesburg office have stabilised at approximately $210,000 per month.  Administrative expenses in the Quarter include $247,000 relating to the office in Lusaka, Zambia.  The Lusaka office will be closed at the end of May, 2015, which will give rise to certain one-off termination payments.  Thereafter it is anticipated that there will be no significant expenses incurred in respect of Caledonia’s Zambian operations.

The foreign currency gain is a non-cash item which reflects the profit or loss arising on the translation into Canadian dollars of the cash balances that are held in currencies other than the countries functional currency.

The taxation expense in the Quarter was lower than the first quarter of 2014 because the tax charge for the Quarter reflects lower trading profit.  Withholding tax payments in the Quarter were also lower because there were no dividend payments by Blanket mine in the Quarter, due to the temporary suspension of the Blanket dividend in 2015 to allow all cash generated at Blanket to be re-invested in the Revised Plan.  This meant there was no withholding tax incurred on movements of dividends out of Zimbabwe.  Withholding tax continued to be incurred on the management fee received by Greenstone Management Services in South Africa.  Of the total tax charge in the Quarter of $1,199,000, $33,000 was South African income tax, $220,000 was Zimbabwean withholding tax on management fees and $946,000 was deferred tax arising from the temporary timing differences in Zimbabwe between the tax and accounting treatments of capital investment.

The non-controlling interest is the profit attributable to Blanket’s Indigenous Zimbabwean shareholders and reflects their participation in the economic benefits generated by Blanket from the effective date of the indigenisation and is explained in Note 5 of the Unaudited Condensed Consolidated Financial Statements.

The adjusted earnings per share4 aims to reflect Caledonia’s ordinary trading performance and is calculated on the share of profit attributable to Caledonia shareholders excluding foreign exchange profits.  The calculation of adjusted earnings per share is set out in section 10 of the MD&A.

Risks that may affect Caledonia’s future financial condition are discussed in Section 16 of the MD&A.

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4    Non-IFRS measures such as “on-mine cash cost per ounce”, “all-in sustaining cost per ounce” and “adjusted earnings per share” are used throughout this document.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

The table below sets out the consolidated statements of cash flows for the three months to March 31, 2015 and 2014 prepared under IFRS.

Condensed Consolidated Statement of Cash Flows (unaudited)
(in thousands of Canadian dollars)

	Three months ended March 31
	2015	2014
	$	$
Cash flows from operating activities
Cash generated by operating activities	3,927	6,868
Net interest paid	(31)	(41)
Tax paid	(520)	(600)
Cash from operating activities	3,376	6,227

Cash flows from investing activities
Acquisition of property, plant and equipment	(3,944)	(2,032)
Proceeds of disposal of property, plant and equipment	54	-
Net cash used in investing activities	(3,890)	(2,032)

Cash flows from financing activities
Dividends paid	(782)	(907)
Net cash from (used in) financing activities	(782)	(907)
Net increase/(decrease) in cash and cash equivalents	(1,296)	3,288
Cash and cash equivalents at beginning of the year	26,838	23,426
Effect of exchange rate fluctuations on cash held	552	-
Cash and cash equivalents at year end	26,094	26,714

Cash generated from operating activities is analysed in Note 11 to the Unaudited Condensed Consolidated Financial statements.  Cash generated from operating activities was lower in the Quarter compared to the comparable quarter due to the lower sales revenues, as discussed above, and an increase in working capital of $461,000, which was largely due to the normalisation of the metal sales debtor, which was somewhat low at the start of the Quarter.  Movements in working capital are discussed below in the review of the Condensed Consolidated Statement of Financial Position.

The lower taxation payment reflects the lower taxation expense in the Quarter as discussed above in the review of the Condensed Consolidated Statement of Profit or Loss.  The payment in the Quarter was in respect of a tax liability arising in 2014 at GMS (UK) and the payment of withholding tax arising on the management fee paid by Blanket to Greenstone Management Services in South Africa.

Investment in property, plant and equipment increased from $2.0 million in Q1 of 2014 to $3.9 million.  The increase in capital investment was due to the investment in Blanket’s capital projects as described in Sections 4.7 and 5 of this MD&A.  An analysis of Caledonia’s capital investment is set out in Section 6 of this MD&A.  It is anticipated that the rate of capital investment will increase significantly in future as the Revised Plan is implemented.

The dividends paid in the Quarter relate to the quarterly dividend of 1.5 cents per share which was paid by Caledonia on January 30, 2015 in terms of the quarterly dividend policy which was announced in November 2013.  The dividend payment in the comparable quarter of $907,000 also includes amounts paid to Blanket’s indigenous shareholders: there were no payments to Blanket’s indigenous shareholders in the Quarter because Blanket did not pay a dividend in the Quarter.

The exchange rate fluctuation reflects the effect of the devaluation of the Canadian dollar on the value of Caledonia’s cash holdings, which are primarily in US dollars.

The table below sets out the Consolidated Statements of Caledonia’s Financial Position at March 31, 2015 and December 31, 2014 prepared under IFRS.

Condensed Consolidated Statements of Financial Position (unaudited)
(In thousands of Canadian dollars)

	March 31,	December 31,
	2015	2014
	$	$
Total non-current assets	47,001	40,388
Inventories	7,998	7,571
Prepayments	684	348
Income tax receivable	-	111
Trade and other receivables	4,348	2,040
Cash and cash equivalents	26,094	26,838
Total assets	86,125	77,296
Non-current liabilities	14,982	12,980
Trade and other payables	4,969	3,791
Income taxes payable	1,730	1,990
Total liabilities	21,681	18,761
Total equity	64,444	58,535
Total equity and liabilities	86,125	77,296

The increase in non-current assets reflects investment at Blanket of $3.9 million, a net foreign exchange movement of $3.7 million due to the devaluation of the Canadian dollar against the US dollar and depreciation of $0.8 million.  Blanket’s capital projects are discussed in section 4.7 of this MD&A; Blanket’s exploration and development projects (i.e. Blanket’s satellite properties) are discussed in section 5 of this MD&A.  An analysis of Caledonia’s capital investment is set out in section 6 of the MD&A.

Inventories at March 31, 2015 comprise consumable stores.  Inventories at December 31, 2014 also included $639,000 of gold in progress at December 31, 2014; there was no gold in progress at March 31, 2015.

Trade and other receivables includes Value Added Tax receivable, bullion sales receivables and deposits for stores and equipment as analysed in Note 10 to the Unaudited Condensed Consolidated Financial Statements. The increase in Trade and other receivables in the Quarter was due to the normalisation of the bullion receivable, which was zero at December 31, 2014.

The increase in trade and other payables reflects the increased value of purchase orders for capital equipment which will be used at Blanket to implement the Revised Plan.

Non-current liabilities comprises a liability for deferred taxation and a provision for rehabilitation at the Blanket and Eersteling5 Mines if and when they are permanently closed. The provision for rehabilitation at Blanket increased as at March 31, 2015 due to the unwinding of the discount rate.

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified.  The figures are extracted from underlying unaudited financial statements that have been prepared using accounting policies consistent with IFRS.

(Thousands of Canadian dollars except per share amounts)	June 30, 2013	Sept 30, 2013	Dec 31, 2013	Mar 31, 2014	June 30, 2014	Sept 30 2014	Dec 31, 2014	Mar 31, 2015
Revenue from operations	17,190	16,591	12,114	17,063	15,555	13,492	12,972	15,994
Profit/(loss) after tax from operations	3,055	4,589	(14,354)	3,091	2,522	1,268	(316)	2,014
Earnings/(loss) per share – basic (cents)	5.8	7.2	(27.7)	4.7	3.5	2.2	(1.1)	2.9
Earnings/(loss) per share – diluted (cents)	5.8	7.2	(27.7)	4.7	3.4	2.2	(1.1)	2.9
Cash and cash equivalents	22,475	25,099	25,222	26,714	25,842	26,854	26,838	26,094

Quarterly results fluctuate materially from quarter to quarter primarily due to changes in production levels and gold prices but also due to the recording of impairments and other unusual costs such as indigenisation. Significant changes relating to prior quarters are discussed in the relevant MD&A’s and financial statements.

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5    Eersteling Mine is a South African gold property, which has been held on a care and maintenance basis for several years pending the identification of a purchaser.

4.           OPERATIONS AT THE BLANKET GOLD MINE, ZIMBABWE

4.1	Safety, Health and Environment (“SHE”)

The following safety statistics have been recorded for the Quarter and the preceding six quarters.

Blanket Mine Safety Statistics
Incident Classification	Q3 2013	Q4 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Q1 2015
Fatal	1	0	0	0	0	0	0
Lost time injury	7	2	1	2	2	1	3
Restricted work activity	5	9	6	4	12	9	5
First aid	2	0	2	2	4	0	3
Medical aid	2	3	3	2	2	1	3
Occupational illness	0	0	0	0	0	0	0
Total	17	14	12	10	20	11	14
Incidents	11	17	10	6	4	19	8
Near misses	7	3	2	2	4	1	0
Disability Injury Frequency Rate (i)	1.75	0.46	0.24	0.49	0.49	0.24	0.67
Total Injury Frequency Rate (ii)	4.00	3.20	2.86	2.46	4.94	4.32	3.15
Man-hours worked (thousands)	800	865	840	812	810	833	889

Total incidents in the Quarter increased by 27 % compared to the previous quarter.  Management continues to pay close attention to this area: 42 mine officials were trained in SHE (“HIRA”).  Blanket management recognises the continued need to reinforce strict adherence to prescribed operating procedures by all employees.  Management continues to encourage employees to disclose “near misses” which, although they did not result in any injury, are an important factor in allowing management to identify areas for improvement in safety procedures.

Regrettably, on April 30, 2015 an accident involving a contractor at the GG satellite project resulted in the death of a contractor.  The board and managements of Caledonia and Blanket extend their condolences to the relatives and colleagues of the deceased.

 4.2           Social Investment and Contribution to the Zimbabwean Economy

Blanket’s investment in community and social projects other than that which is directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to the GCSOT in terms of Blanket’s indigenisation, and payments of royalties, taxation and other duties, charges and fees to the Government of Zimbabwe and its agencies are set out in the table below.

Payments to the Community and the Zimbabwe Government (US$’000’s)
Period	Year	Community and Social Investment	Payments to GCSOT	Payments to Zimbabwe Government	Total
Year 2012	2012	416	3,000	20,569	23,985
Year 2013	2013	2,147	2,000	15,354	19,501
Quarter 1	2014	-	-	3,026	3,026
Quarter 2	2014	5	-	3,617	3,622
Quarter 3	2014	-	-	3,090	3,090
Quarter 4	2014	30	-	2,586	2,616
Year 2014	2014	35	-	12,319	12,354
Quarter 1	2015	-	-	1,771	1,771

Payments to the Zimbabwe government were lower in the Quarter due to the lower royalty, income tax and withholding tax payments.  Royalty payments were lower due to the lower realised gold price and the reduction in the royalty on gold from 7% to 5% which took effect on October 1, 2014.  Income tax payments were lower due to the lower profit and the higher capital investment at the Blanket Mine (100% of capital investment is allowable against income tax).  Withholding tax payments were lower because Blanket did not pay a dividend.

4.3	Gold Production

Tonnes milled, average grades, recoveries and gold produced and the average realised price per ounce during the Quarter, the preceding 4 quarters and April 2015 are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)	Average Realised Price per Ounce of Gold Sold (US$/oz)
Year	2012	363,315	4.16	93.7	45,464	1,666
Year	2013	392,320	3.88	93.3	45,530	1,402
Quarter 1	2014	92,846	3.67	93.6	10,241	1,268
Quarter 2	2014	99,229	3.74	94.1	11,223	1,265
Quarter 3	2014	98,575	3.34	93.4	9,890	1,252
Quarter 4	2014	100,085	3.47	93.2	10,417	1,180
Year	2014	390,735	3.55	93.4	41,771	1,245
Quarter 1	2015	104,755	3.19	92.7	9,960	1,200
April	2015	34,297	3.33	93.4	2,654	1,185

Gold production in the Quarter was on target according to the revised Life of Mine Plan (“LOMP”) which was released in November 2014.  Underground production tonnages and grades are discussed further in Section 4.5 of this MD&A.  Gold recovery is discussed in Section 4.6 of this MD&A.

4.4	Costs

A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production.  Accordingly, cost per ounce data for the Quarter and the comparative quarter and for 2012, 2013 and 2014 have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:

i.	On-mine Cash Cost per ounce, which shows the on-mine cash costs of producing an ounce of gold;

ii.
All-in Sustaining Cost per ounce, which shows the operating cost per ounce plus additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg and Toronto) and the costs associated with maintaining the operating infrastructure and resource base (i.e. “Sustaining Capex”) that are required to maintain production at the current levels; and

iii.	All-in Cost per ounce, which shows the all-inclusive Sustaining cost per ounce plus the additional costs associated with activities that are undertaken with a view to increasing production.

Blanket Mine: Cost per Ounce of Gold Sold (US$/oz)
	Year 2012	Year 2013	Year 2014	Q1 2014	Q1 2015
On-Mine Cost (i)	570	613	652	633	670
Royalty(i)	116	98	82	89	60
Permitting costs related to current operations	5	3	3	2	1
3rd party smelting, refining and transport costs	6	7	-	-	-
Operating cost per ounce	698	721	736	724	731
Corporate general and administrative costs (incl. share based remuneration)	90	167	173	138	151
Community costs included in G&A not related to current production	-	(44)	-	-	-
Reclamation and remediation of operating sites	2	2	2	2	3
Exploration and study costs	-	2	3	3	3
Capital expenditure	67	125	55	44	71
All-in Sustaining Cost per ounce (i)	857	973	969	910	959
Costs not related to current production
Community costs	25	47	-	-	-
Permitting costs	17	2	1	1	1
Exploration and study costs	-	3	2	3	2
Capital expenditure	29	78	89	107	223
All-in Cost per ounce (i)	929	1,103	1,062	1,021	1,185
(i) non-IFRS measure: refer to Section 10 of the MD&A for a discussion of non-IFRS measures

Cost control at Blanket Mine is tight and costs for the quarter are better than the LOMP guidance.  The on-mine cash cost per ounce of gold sold is calculated on the basis of sales and not production.   Accordingly, the on-mine cost in Q1 of 2014 benefitted from the sale of 1,969 ounces of work in progress compared to only 813 ounces in Q1 of 2015.  The royalty cost was lower in the quarter due to the lower realised gold price and the reduction in the royalty rate from 7% to 5% which took effect on October 1, 2014.

Corporate general and administration costs increased in the Quarter compared to the comparable quarter on a per ounce basis due to lower sales in the Quarter.  In US dollars, corporate overheads in the Quarter were lower than the comparative quarter. Further reductions in corporate overhead, in total US dollar terms and on a per-ounce basis are expected as the cost reduction measures that have been set in train begin to bear fruit.  These measures include terminating Caledonia’s operations in Zambia and closing the office in Lusaka.

Sustaining capital expenditure increased in the Quarter due to the timing of expenditure.  It is expected that sustaining capital investment will return to normal levels from the second quarter of 2015.

Capital expenditure that is not related to current production reflects the increased investment in Blanket’s various projects which are discussed in Section 4.7 and 5 of this MD&A.

4.5	Underground

AR South and AR Main continued to be the most important production area during the Quarter with ore being trammed on the 630 and 750 meter haulages.  Production tonnages across the entire mining area was slightly higher than the planned levels in the Quarter.  Approximately 80% of production is transported on the level 18 and 22 haulages which are now approaching full capacity.  Completion of the tramming loop on 22 Level ahead of schedule in the first half of June 2015 will relieve this congestion.

The achieved stoping grade in the Quarter was slightly better than the LOMP: the achieved grade from stope ore in the quarter was 3.28 g/t compared to the target grade of 3.23g/t.  The difference between the achieved grade from stope ore and the overall achieved head grade shown in the table in Section 4.3 relates to the over achievement of on-reef development at a lower grade and slightly lower than planned recoveries. The over achievement of on-reef development will create more than planned stoping areas which will add to future flexibility.  The introduction of underhand benching instead of long-hole stoping in some stopes has reduced grade dilution, although this has a slight adverse effect on mining costs.

The Centac compressor was commissioned in March after Blanket installed its own transformer so that it did not have to wait any longer for the state-owned electricity provider to repair its faulty equipment.  The Centac ran for approximately two weeks during which the underground air pressure increased with a resultant significant improvement in operating efficiency.  The Centac suffered a mechanical failure late in March but is expected to be operational again in Quarter 2.  Whilst the Centac is offline, the existing compressors are being used.  With the Centac running, underground compressed air pressure will almost double which will have a positive effect on production by considerably reducing drilling time.

Underground development continued in the Quarter: 1,545 meters were advanced against a plan of 1,825 meters.  The shortfall in development was due to low air pressure for the reasons identified above.  Based on the improved work-rate in the period when the Centac was operational, it is expected that this development shortfall will be made up in the remaining quarters of 2015.

4.6	Metallurgical Plant

During the Quarter, recoveries from the metallurgical plant were slightly lower than planned partly due to the lower head grade but mainly because of the unavailability of oxygen to the leach plant when the aging PSA (oxygen production) plant broke down.

4.7           Capital Projects

The main capital developments are:

•	the Tramming Loop;

•	the No. 6 Winze Project - Shaft Deepening from 750 to the 930 meter level; and

•	the haulage extension on 22 Level from AR Main to Lima;

•	the Central Shaft

Further information on these Projects is set out below.

Tramming Loop

The Tramming Loop is being developed on 22 Level to double the haulage capacity on the level, thereby increasing the amount of ore and waste that can be transported to the No. 4 Shaft.  Work on the Loop commenced at the end of October 2014.  Of the 800 meters required to complete the loop, 16 meters had been completed at November 7, 2014 and 450 meters had been completed at the end of February 2015.  During the Quarter 319 meters were advanced compared to the planned advance of 292 meters, and despite the difficulties with compressed air.   This project is expected to be completed in early June 2015, slightly ahead of schedule.

No. 6 Winze Project - Shaft Deepening to 930 meters

The No. 6 Winze Project will provide access to the four Blanket resource bodies below 22 Level, viz. Blanket 1 Ore Body, Blanket 2 Ore Body, Blanket 4 Ore Body and Blanket Quartz Reef.  The pre-production capital cost of this project is estimated to be US$5 million, which is being funded from Blanket’s internal cash flows.  Removal of waste is now done manually and sinking progress is now at an acceptable rate.  The shaft reached 900 meters below surface, which is 30 meters below the main production level where the main station has already been mined.  Mining of the two rock handling silos has commenced and sinking of the final 25 meters will commence shortly.  The shaft sinking phase of the project is expected to be completed slightly ahead of schedule in June 2015 after which equipping and horizontal development towards the ore bodies will commence.  In terms of the revised Life of Mine Plan which was published in November 2014, production from No. 6 Winze is expected to start in January 2016 and progressively increase to the target production of 500 tonne per day in Q1 of 2016.

22 Level Haulage Extension Project

The 22 Level haulage extension will eventually complete the link between all sections of the Blanket Mine from the Blanket Section to Lima Section in the north over a distance of 3,000 metres on the 22 Level (750 meters below surface).  Work on the 22 Level haulage has been temporarily suspended so that work can progress with the Tramming Loop.

Central Shaft

The Central Shaft is the main component of the Revised Plan which is discussed in Section 4.9 of this MD&A.  The shaft sinking methodology has been amended: instead of the shaft being sunk in two simultaneous phases, the shaft will now be sunk in one single continuous phase from surface to 1,080 meters.  The advantage of the change in the methodology is that it is now a standalone project which will have no effect on current production. When the Tramming Loop is completed the extra haulage capacity will not be used to sink a sub-shaft (as originally envisaged) but will allow for increased development in the Eroica and Lime ore bodies which will create extra stoping areas towards the end of 2015.  The estimated completion date of the shaft has been moved from mid-2017 to early 2018.  This change has no effect on the projected timing for the start of production from the Central Shaft and no adverse effect on economic return arising from the project as set out in the PEA.

Early in 2015 work commenced on clearing the ground so that pre-sink work could commence in late March, 2015.  The pre-sink work has progressed well: excavation of the 9m x 9m x 5m void for the shaft collar is largely complete. The slow pre-sink drilling of 1 meter rounds which will be concrete lined to 27 meters below surface is expected to be completed by the end of July after which the length of rounds will be increased to 3 metres and at 40 meters below surface the shaft will be in full sinking mode.  In the Quarter, two 3,100 kW double-drum winders were purchased which, once refurbished, will be sufficient for the sinking phase and eventual production with the capacity to hoist from a depth of 2,000 meters below surface.

4.8           Indigenisation

Transactions that implemented the Indigenisation of Blanket were completed on September 5, 2012 following which Caledonia owns 49% of Blanket and has received a Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.

As a 49% shareholder, Caledonia receives 49% of Blanket’s dividends plus the repayment of vendor facilitation loans which were extended by Blanket to certain of the Indigenous Shareholders and which carry interest at LIBOR plus 10%.  The vendor facilitation loans are repaid by way of dividends from Blanket Mine.  80% of the dividends declared by Blanket Mine which are attributable to the beneficiaries of the vendor facilitation loans are used to repay such loans and the remaining 20% unconditionally accrues to the respective Indigenous Shareholders.  Blanket has suspended dividend payments in 2015 and until early 2016 in order to fund the capital projects provided under the Revised Plan as a result of which the repayment of facilitation loans by Blanket’s indigenous shareholders will also be suspended.  During this period, there will be a moratorium on the interest roll-up on the outstanding facilitation loans.   The interest moratorium will have no effect on either Caledonia’s cash receipts or its reported earnings as interest on the facilitation loans is not recognized in Caledonia’s financial statements.

The outstanding balance of the facilitation loans as at March 31, 2015 was unchanged from the balance as at December 31, 2014 of US$31.3 million, due the combined effect of the suspension of Blanket’s dividends in 2015 and the interest moratorium as set out above.  The overall level of the facilitation loans is broadly as anticipated when the indigenisation transactions were concluded in September 2012.

 The vendor facilitation loans are not shown as receivables in the Consolidated Financial Statements because in terms of accounting standards, these loans are effectively equity instruments as their only means of repayment is via dividend distributions from Blanket.  Caledonia continues to consolidate Blanket for accounting purposes.  Further information on the accounting effects of indigenisation at Blanket is set out in Note 5 to the Consolidated Financial Statements.

4.9	Opportunities and Outlook

Revised Investment Plan to Increase Production

On November 3, 2014 Caledonia announced the Revised Plan and production projections for the Blanket Mine. The objectives of the Revised Plan are to improve the underground infrastructure and logistics and allow an efficient and sustainable production build-up.  The infrastructure improvements will include the development of a “Tramming Loop” and the sinking of a new 6-meter diameter Central Shaft from surface to 1,080 meters.

The Revised Plan provides for proposed investment of approximately US$50 million between 2015 and 2017 and a further US$20 million in the period 2018 to 2020.  The increased investment pursuant to the Revised Plan is expected to give rise to an increasing production profile that is expected to result in additional production from resources currently in the inferred category of approximately 70-75,000 ounces in 2021, this being in addition to projected production in 2021 from current mineral reserves of approximately 6,000 ounces.  The Revised Plan is also expected to improve Blanket’s long term operational efficiency, flexibility and sustainability.

The Revised Plan includes a revised life of mine plan for the Blanket Mine (the “LOM Plan”) in terms of which it is anticipated that the approximate production from existing proven and probable mineral reserves above 750 m level will be as set out below.

Approximate production from proven and probable mineral reserves above 750m (per LOM Plan)
	2015	2016	2017	2018	2019	2020	2021
Tonnes milled (‘000)	430	460	430	380	230	100	50
Gold production (koz)	42	45	43	39	23	10	6

The new Central Shaft and the deepening of No 6 Winze will provide access to the current inferred mineral resources below 750 meters and allow for further exploration, development and mining in these sections along the known Blanket strike, which is approximately 3 kilometers in length.  The PEA has been prepared in respect of the inferred mineral resources below 750 meters.  Based on the PEA, additional approximate production from current inferred mineral resources (excluding the projected production set out above) may be achieved in the following indicative ranges:

Possible production from inferred mineral resources below 750m (as per PEA)
	2015	2016	2017	2018	2019	2020	2021
Tonnes milled (‘000)	0	35	160	215	390	550	600
Gold production (koz)	0	4-5	20-22	27-30	46-50	63-67	70-75

Canadian regulations do not allow planned production from inferred resources to be added to those from proven and probable reserves for disclosure purposes.

Minxcon completed a scoping level study on Blanket’s revised LOM Plan in the form of a PEA, a summary of which is included in the Technical Report.  The key conclusions arising from the PEA are as follows:

•	the IRR arising from the Revised Plan was calculated at 267 per cent;

•	the NPV for the Blanket Mine arising from reserves and the inferred resources used in the Revised Plan was calculated at US$147 million; and

•
of the gold that will need to be produced so that the cumulative cash flow arising from the Revised Plan becomes positive (i.e. the “Payback Area”), only 3 per cent will come from resources that are currently classified as inferred.

The Technical Report was authored by Daan van Heerden, Uwe Englemann, Dario Clemente, Johan Odendaal and Jaco Burger of Minxcon, each of whom is a qualified person who is independent of Caledonia for the purposes of National Instrument 43-101.  The Technical Report, which includes the PEA, is available for download on the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that the PEA will be realized. Diamond drilling and development will continue with the objective of increasing confidence in order to upgrade the categorization of the resources.   The most important assumptions on which the PEA is based include, a gold price of US$1,250 per ounce, achievement of the targeted production set out above and the accuracy of the projected capital costs.

Exploration

Caledonia intends to continue its exploration efforts both at the Blanket Mine and also at the first two of Blanket’s portfolio of 18 satellite properties: Mascot and GG.  Initial resources for both GG and Mascot were identified in the Technical Report.  No production forecasts are currently attributed to mining activity at either GG or Mascot pending ongoing metallurgical evaluations.  Further information on Blanket’s exploration is set out in Section 5 of this MD&A.

Cost Reduction

Management has taken steps to reduce the level of general and administrative expenses and these are expected to bear fruit in the course of 2015.  These steps include a reduction in the cost of Caledonia’s executive management team and the closure of Caledonia’s representative office in Lusaka, Zambia, at the end of May 2015 following the cessation of further exploration at the Nama project.  Management continues to evaluate opportunities to reduce the taxation burden on the group outside Zimbabwe.

5     EXPLORATION AND PROJECT DEVELOPMENT

Caledonia’s primary exploration activities are focussed on the growth and development of Blanket Mine and its satellite properties.

5.1           Blanket Exploration

Exploration activities on Blanket Mine target the depth extensions of the current Blanket section ore bodies as well as the AR Main and AR South ore bodies and involves drilling downholes from chambers on 18 and 22 Levels to intersect the depth continuation of these ore bodies.

Drilling activities in the Quarter continue to be hampered by machine breakdowns.  To address this issue two new machines have been ordered and are awaiting delivery and an old machine has been refurbished and commissioned to provide support to the existing two machines.

Drilling to identify extensions to the blanket ore body below 750 meters continues to deliver encouraging results.   Drilling for the downward extension of the AR Main ore body is in progress.  Resource blocks below AR Main have been extended to include additional Inferred resources. The gold grade of these resources is marginally lower than that of the ore body above 22 Level.  In the Blanket section infill drilling is in progress. It is anticipated that a significant portion of the Inferred resources will be upgraded to the Indicated category in the coming quarters.

Caledonia has adopted a conservative approach to accruing new resources: only resource blocks with an estimated grade in excess of the current pay limit are taken into inventory.  Resources that are below the pay limit are reviewed on an annual basis.

5.2           Blanket Satellite Prospects

Blanket Mine has exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt totalling 78 claims, including a small number under option, covering properties with a total area of about 2,500 hectares. Included within these claim areas are 18 previously operated small gold workings which warrant further exploration, i.e. the Satellite Projects.  Blanket’s main exploration efforts on these satellite properties are focused at this stage on the GG Project and the Mascot Project Area which, based on past production records, are expected to have the greatest potential.

GG Project

The GG Project is located approximately seven kilometers southeast of Blanket Mine.  Surface drilling programs have been carried out at the GG Project over the past eight years consisting of 24 diamond-cored holes totalling 6,360m of drilling.  Two zones of gold mineralization have been established down to a depth of at least 300m, each with a potential strike length of up to 150m. Current activities involve the definition of the extent and characteristics of this mineralization by way of a prospect shaft and level development.

During Q1 2014 the development on the 120 meter level was completed to approximately 160 meters east of the shaft and four drill cubbies were completed from which horizontal and inclined holes were drilled into the two zones (North and South zones) that were identified by surface drilling.  The horizontal and inclined drilling intersected the identified zones, with the North zone hosting the more extensive mineralization. In Q2 of 2014 development reached the North Zone where the mineralisation that had been identified by drilling in previous quarters was opened up exposing a mineralised zone over a strike of 50 meters over which chip sampling returned an average value of 3.9g/t over an average width of 4 meters.   Locally the mineralisation reaches a width of 10 meters and it is open on strike.  Based on this encouraging result further horizontal development has been suspended so that the shaft can be deepened to 240 meters. In Q3 2014 the shaft was sunk from 120m to 150m; in Q4, the shaft was sunk further to 180 meters and development of the station on that level is in progress.  In Q1 of 2015 the shaft was deepened to 210 meters, which is expected to be the main production level, and the 210 level station is currently being mined.  Sinking of the final 30 meters will take place in May and June 2015, following which haulage development will commence.  As noted in Section 9 of this MD&A, negotiations are in progress with Zimbabwean banks for a term facility which would be used, in part, to construct a pilot plant to treat material from GG in order to optimise a treatment process.

Mascot Project Area

The Mascot Project Area includes three sections, viz. the Mascot prospect, the Penzance prospect and the Eagle Vulture prospect.  Mascot was previously mined to a depth of approximately 250 meters, exploiting an east-west trending mineralised body the strike extent of which decreased at depth but which was accompanied by a doubling in width.  Previous surface drilling undertaken by Blanket has indicated the existence of two further mineralised zones, one to the north and one to the south of the mined out area.

In the previous quarter, underground development on Levels 1 and 2 (60m and 90m below surface respectively) confirmed the existence of potentially payable mineralisation on the North Parallel.   In Q2 and Q3 of 2014 development continued along the North Parallel on the 150m level.  This development has provided access to the mineralized area over a strike extent of 80 meters and a vertical extent of 90 meters.  In Q4 development on the North zone reached the 180 meter level.

During Q1 2015 the mine was de-watered and the bottom of the shaft was cleaned to expose the shaft bottom which allows the possibility to deepen the shaft and allow access to the Main Shear at depth which, based on old mine records, had a substantially higher grade than the associated North Parallel and South Shear.  If successful, this would improve the economic potential of this project.  It is intended to carry out diamond drilling to probe for the extension of the Mascot main body prior to engaging in further shaft deepening. During the period that mining was temporarily suspended to allow for the de-watering process, a larger winder was installed with a 15 meter high head gear and an ore bin.

Alternative sources of water have been identified which are expected to provide sufficient water for further drilling and mining operations.

6.	INVESTING

An analysis of Investment in the Quarter, the preceding four quarters and the years 2013 and 2014 is set out below

Capital Investment
			2013 Year	2014 Q1	2014 Q2	2014 Q3	2014 Q4	2014 Year	2015 Q1
Total Investment	$	C’000	11,738	2,032	1,550	1,379	1,826	6,786	3,944
Nama Project (i)	$	C’000	2,637	-	-	-	107	107	-
Blanket	$	C’000	9,066	2,032	1,550	1,341	1,783	6,627	2,585
Other	$	C’000	35	-	-	38	14	52	1,359
(i) Nama is a base metal exploration project in Zambia which was fully impaired at December 31, 2013. No further exploration is planned at Nama

All investment at Blanket is funded from Blanket’s internal cash flows.  The higher level of other investment reflects the purchase of equipment by Greenstone Management Services, which is currently being refurbished before being transferred to Blanket

7.	FINANCING

Caledonia financed all its operations using funds on hand and those generated by its operations.  No equity financing took place in the Quarter and none is currently planned.  Blanket has an unsecured US$2.5 million overdraft facility in Zimbabwe which is repayable on demand.  At March 31, 2015 this facility was undrawn.

Blanket has commenced discussions with Zimbabwean banks with the objective of increasing the overdraft facility from US$2.5 million to US$5.0 million.  The increased facility will provide increased flexibility for Blanket to absorb any unforeseen short term cash flow requirements without recourse to Caledonia.

Blanket has also commenced discussions with Zimbabwean banks for a term loan of up to US$5 million.  This loan would be used to commence work on new projects (i.e. in addition to those included in the Revised Plan) such as a pilot plant to treat material from GG.

8.	LIQUIDITY AND CAPITAL RESOURCES

An analysis of Caledonia’s capital resources as at March 31, 2015 and each of the preceding 5 quarters is set out below.

Liquidity and Capital Resources (Thousands of Canadian dollars)
As at	Dec 31 2013	Mar 31 2014	June 30 2014	Sept 30 2014	Dec 31 2014	Mar 31 2015
Gross Cash and cash equivalents in the statement of financial position	25,222	26,714	25,842	27,852	26,838	26,094
Loan Facility	1,796	-	-	998	-	-
Cash and cash equivalents in the statement of cash flows	23,426	26,714	25,842	26,854	26,838	26,094
Working capital	28,620	31,380	30,626	31,148	31,127	32,425

Movements in Caledonia’s net cash, the overdraft and working capital and an analysis of the sources and uses of Caledonia’s cash are discussed in Section 3 of this MD&A.

The Company’s liquid assets as at March 31, 2015 exceed its planned and foreseeable commitments as set out in Section 9 of this MD&A.

9.	OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES

There are no off balance sheet arrangements apart from the facilitation loans of US$31.3 million which are not reflected as loans for IFRS purposes (refer Note 5 of the Unaudited Consolidated Financial Statements).  The company has the following contractual obligations at March 31, 2015.

Payments due by Period (Thousands of Canadian dollars)
Falling due	Within 1 year	1-3 Years	4-5 Years	After 5 Years	Total
Trade and other payables	4,969	-	-	-	4,969
Provisions	-	-	-	3,157	3,157
Capital expenditure commitments	2,277	-	-	-	2,277

In addition to the committed purchase obligations set out above, Blanket currently intends to invest approximately US$70 million between November 13, 2014 and December 2020 which is not yet committed.   The committed and uncommitted investment will be used to maintain Blanket’s existing operations, implement the Revised Plan and the advance Blanket’s satellite exploration properties which are discussed in Sections 4.7, 4.10 and 5.2 of this MD&A respectively.  Committed and uncommitted purchase obligations will be met from the cash generated from Blanket’s existing operations and Blanket’s existing borrowing facility.  Caledonia has no obligations in respect of capital or operating leases. As of March 31, 2015, Caledonia had potential liabilities for rehabilitation work on the Blanket and Eersteling Mines6 – if and when those mines are permanently closed – at an estimated discounted cost of $3,157,000 ($2,868,000 – 2014).

10.	NON-IFRS MEASURES

Throughout this document, we have provided measures prepared in accordance with IFRS in addition to some non-IFRS performance measures for investors who use them to evaluate our performance.  Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare Caledonia against other companies.  Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS.  We have defined below the non-IFRS measures we have used in this document and provide a reconciliation of such non-IFRS measures to the IFRS measures we report.

Cost per ounce

Non-IFRS performance measures such as “On-Mine cash cost per ounce”, “All-in sustaining cost per ounce” and “All-in cost per ounce” are used in this document.  Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life-cycle of a mine.  These measures are calculated on the basis set out by the World Gold Council in a Guidance Note published on June 23, 2013 and accordingly differ from the previous basis of calculation.  The table below reconciles “On – mine cash cost per ounce”, “All-in sustaining costs per ounce” and “All-in costs per ounce” to the production costs shown in the financial statements which have been prepared under IFRS.

______________________________

6    Eersteling Mine is a South African gold property, which has been held on care and maintenance basis for several years pending the identification of a suitable purchaser.

Reconciliation of IFRS Production Costs
	Year 2012	Year 2013	Year 2014	Q1 2014	Q1 2015
Production costs (IFRS) (C$’000’s)	25,653	27,412	30,812	8,788	9,514
Less site restoration costs (C$’000’s)	(43)	(151)	(32)	(25)	-
Less exploration costs (C$’000’)	(831)	(393)	(379)	(107)	(106)
Reversal of claim fee provision (C$’000’s)	-	970	-	-	-
Reallocated admin costs	(247)	(337)	(466)	(208)	(712)
Realisation charges (i)	-	(284)	-	-	-
Non-Blanket production costs	(121)	(102)	-	(97)	-
Inter company profit elimination	1,353	1,332	727	151	240
Adjusted production costs (C$’000’s)	25,764	28,447	30,662	8,502	8,936
Exchange rate (US$1 to C$)	1.00	1.03	1.10	1.10	1.24
On-mine Production costs (US$’000’s )	25,769	27,619	27,969	7,729	7,216
Gold Sales (oz)	45,181	45,048	42,927	12,210	10,773
On-mine Cost (US$/oz)	570	613	652	633	670
Royalty (US$’000’s)	5,262	4,412	3,521	1,084	647
Permitting costs (US$’000’s)	225	135	110	30	16
Refining and 3rd party smelting (US$’000’s) (i)	290	301	-	-	-
Administrative expenses (C$’000’s) (ii)	4,055	7,772	8,157	1,847	2,019
Exchange rate (US$1 to C$)	1.00	1.03	1.10	1.10	1.24
Administrative expenses (US$’000’s)	4,056	7,532	7,441	1,679	1,630
Community cost not related to current production	-	(2,000)	-	-	-
Reclamation and remediation of operating sites (US$’000)	90	107	75	19	27
Exploration and study costs (US$’000’s)	3	85	120	36	30
Sustaining capital investment (US$’000’s)	3,044	5,653	2,348	538	766
All-in Sustaining cost (US$’000)	38,739	43,844	41,584	11,114	10,332
Gold sales (oz)	45,181	45,048	42,927	12,210	10,773
All-in Sustaining Cost per ounce (US$/oz)	857	973	969	910	959
Costs not related to current production
Community costs (US$’000’s)	1,137	2,100	-	-	-
Permitting (US$’000’s)	785	106	55	14	14
Exploration (US$’000’s)	15	120	106	32	27
Capital investment (US$’000’s)	1,306	3,530	3,833	1,309	2,397
All-in Costs (US$’000’s)	41,981	49,701	45,578	12,468	12,770
Gold Sold (oz)	45,181	45,047	42,927	12,210	10,773
All-in Cost per ounce (US$/oz)	929	1,103	1,062	1,021	1,185

Average realised gold price per ounce
“Average sales price per ounce” is a non-IFRS measure which, in conjunction with the cost per ounce measures described above, allows stakeholders to assess our performance.  The table below reconciles “Average sales price per ounce” to the Revenue shown in the financial statements which have been prepared under IFRS.

Reconciliation of Average Realised Gold Price per Ounce to IFRS
	Year 2012	Year 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Year 2014	Q1 2015
Revenue (IFRS) (C$’000’s)	75,221	65,113	17,063	15,555	13,492	12,972	59,082	15,994
Less miscellaneous income	-	(947)	-	-	-	-	-	-
Revenue from precious metal sales (C$’000s)	75,221	65,113	17,063	15,555	13,492	12,972	59,082	15,994
Exchange rate (C$/US$)	1.002	0.97	1.10	1.09	1.09	1.14	1.10	1.24
Revenue from precious metal sales (US$’000’s)	75,340	63,216	15,480	14,233	12,401	11,343	53,513	12,937
Revenues from sales of silver (US$’000s)	(72)	(78)	(3)	(31)	(15)	(12)	(61)	(13)
Revenues from sales of gold (US$’000s)	75,268	63,138	15,477	14,202	12,386	11,331	53,452	12,924
Gold ounces sold	45,181	45,048	12,210	11,223	9,890	9,604	42,927	10,773
Average realised gold price per ounce (US$)	1 666	1,402	1,268	1,265	1,252	1,180	1,245	1,200

Adjusted earnings per share
“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors in understanding the company’s underlying performance. The table below reconciles “adjusted earnings per share” to the Profit/Loss attributable to Owners of the Company shown in the financial statements which have been prepared under IFRS.

	Year 2012	Year 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Year 2014	Q1 2015
Profit/(loss) attributable to owners of the company (IFRS)	8,721	(3,055)	2,425	1,840	1,112	(480)	4,897	1,554
Blanket Mine Employee Trust adjustment (refer Note 18 to the Consolidated Financial Statements)	-	(105)	-	-	-	(54)	(54)	(57)
Add back amounts attributable to owners of the company in respect of:
Indigenisation expenses, advance dividends, donations etc.	16,034	1,640	-	-	-	-	-	-
Foreign exchange loss/(profit)	3	(1,677)	(257)	129	(389)	(659)	(1,176)	(625)
Asset impairment	330	14,203	-	-	-	196	196	-
Deferred tax	271	2,185				801	801	946
Withholding tax on distributions in specie	-	1,531						-
Reversal of Zambian G&A	-	-	142	198	309	340	989	247
Under accrual for 2013 UK tax	-	(375)	-	-	-	375	375	-
Prior year adjustment in respect of GMS (SA) tax	(100)	(100)				300	300	-
Adjusted profit	25,258	14,247	2,310	2,167	1,032	819	6,328	2,065
Weighted average shares (m)	50.8	52.0	52.1	52.1	52.1	52.1	52.1	52.1
Adjusted EPS (cents)	49.8	27.6	4.4	4.2	2.0	1.9	12.1	4.0

11.	RELATED PARTY TRANSACTIONS

Caledonia had the following related party transactions which are recorded on the basis of IFRS:

	Three months ended March 31, 2015		Three months ended March 31, 2014
	$	’000	$	’000
Directors’ fees paid		104		138

12.	CRITICAL ACCOUNTING POLICIES

Caledonia's accounting policies are presented in the unaudited consolidated financial statements for the period ended March 31, 2015 which have been publicly filed on SEDAR at www.sedar.com. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the amounts represented in the consolidated financial statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements is included in the following notes:

i)          Indigenisation transaction

The indigenisation transaction of the Blanket Mine (1983)(Private) Limited (“Blanket Mine”) required management to make significant judgements and assumptions which are explained in Note 5 of the Annual Financial Statements that are available on SEDAR at www.sedar.com

ii)          Site restoration provisions

The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2012 and based on the internal assessment for Eersteling Gold Mining Corporation Limited. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are actually incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.

iii)          Exploration and evaluation (“E&E”) expenditure

The application of Caledonia’s accounting policy for exploration and evaluation expenditures requires judgements when determining which expenditures are recognised as exploration and evaluation assets (“E&E properties”).

Caledonia also makes estimates and assumptions regarding the possible impairment of E&E properties by evaluating whether it is likely that future economic benefits will flow to Caledonia, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

The recoverability of the carrying amount of the South African and Zambian mineral properties (if not impaired) is dependent upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered, the exchange rate of the local currency relative to the currency of funding and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

iv)          Income taxes

Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Caledonia records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

Caledonia also applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

v)          Share-based payment transactions

Caledonia measures the cost of equity-settled, share based payment transactions with employees, directors as well as with Indigenisation Shareholders (refer note 5 and 21 of the Annual Financial Statements) by reference to the fair value of the equity instruments on the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the appropriate valuation model, considering the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield.

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of Caledonia’s stock options.

vi)          Impairment

At each reporting date, Caledonia determines if impairment indicators exist, and if present, performs an impairment review of the non-financial assets held in Caledonia. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment.

vii)    Functional currency

The functional currency of each entity in Caledonia is determined after considering various primary and secondary indicators which require management to make numerous judgement decisions. The determination of the functional currency has a bearing on the translation process and ultimately the foreign currency translation reserve.

13.	FINANCIAL INSTRUMENTS

Credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure.

The trade receivable relate to gold bullion sold to Fidelity Printers and Refiners before quarter end. The amount was paid in full in April 2015.

Impairment losses

None of the trade and other receivables is past due at the period end date.

Liquidity risk

All trade payables and bank overdraft have maturity dates that are expected to mature in under 6 months.

Currency risk

As Caledonia operates in an international environment, some of Caledonia’s financial instruments and transactions are denominated in currencies other than the Canadian Dollar. The results of Caledonia’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of Caledonia are reported in Canadian dollar in Caledonia’s consolidated financial statements.

The fluctuation of the Canadian dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia’s assets and liabilities and the amount of shareholders’ equity.

Caledonia has certain financial assets and liabilities denominated in foreign currencies. Caledonia does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, Caledonia maintains cash and cash equivalents in the currencies used by Caledonia to meet short‐term liquidity requirements.

Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability due to changes in interest rates. Unless otherwise noted, it is the opinion of management that Caledonia is not exposed to significant interest rate risk as it has no debt financing apart from short term borrowings in Zimbabwe.  Caledonia’s cash and cash equivalents include highly liquid investments that earn interest at market rates. Caledonia manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Caledonia’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

14.	DIVIDEND POLICY AND OTHER SHAREHOLDER INFORMATION

Caledonia paid its inaugural dividend of 5 Canadian cents per share in February 2013 following a capital re-structure which was approved by shareholders in January 2013 which allowed it to make dividend payments.  The inaugural dividend did not relate to any specific accounting period.  Caledonia paid a further dividend of 5 Canadian cents per share in April 2013 in respect of the earnings for the year to December 31, 2012

On November 25, 2013 Caledonia announced a revised dividend policy pursuant to which it intends to pay a dividend of 6 Canadian cents per share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share.  The first quarterly dividend was paid on January 31, 2014; further payments were made at the end of April, August and November 2014 and at the end of January and April 2015.  Caledonia will continue to maintain its strong financial position so that it can implement its stated growth strategy and retain the flexibility to take advantage of any further opportunities that may arise without the need to raise third party finance.

Effective December 5, 2013 Caledonia appointed Computershare as its Transfer Agent in Canada and as the Registrar.  Following the appointment of Computershare, shareholders in the USA and UK now receive their dividends denominated in US Dollars and Pounds Sterling respectively; all other shareholders will be paid in Canadian dollars.  Computershare also offers DRS services for Caledonia shareholders who do not wish to hold their shares in nominee accounts in the name of their financial adviser or stock-broker.  Shareholders who wish to participate in the DRS should contact Computershare using the contact details set out below:

Computershare Canada and USA	Toll-free North American Number 1-800-564-6253 For Shareholders outside North America 1-514-982-7555
Computershare UK	+44 (0)870 702 0000

15.	SECURITIES OUTSTANDING

As at May 11, 2015 the following securities 52,117,908 common shares were outstanding. Outstanding options to purchase Common Shares (“Options”) are as follows:

Number of Options	Exercise Price ($)	Expiry Date (1)
1,161,000	1.30	Jan 31, 2016
30,000	0.70	May 11, 2016
744,920	0.90	Aug 31, 2017
190,000	0.72	Nov 21, 2018
2,125,920
(1)	Options expiring during a “closed period” will have the expiry date extended, in terms of the option plan, by 10 days following the cancellation of the closed period.

As Caledonia’s Option Plan allows the granting of options for the number of Common Shares equal to 10% of the issued shares, Caledonia could grant Options on a further 3,054,878 shares.

16.	RISK ANALYSIS

The business of Caledonia contains significant risk due to the nature of mining, exploration and development activities.  Risks such as interest rate, foreign exchange and credit risks are considered in Notes 6 and 24 to the Consolidated Financial Statements.  Caledonia’s business contains significant additional risks due to the jurisdictions in which it operates and the nature of mining, exploration and development.  Included in the risk factors below are details of how management seeks to mitigate the risks where this is possible.

•
Liquidity risk:  The Company needs to generate capital to be able to continue to invest in properties and projects without raising third party financing.  Caledonia currently has significant cash resources and continues to generate sufficient cash to cover all of its anticipated investment needs.

•
Exploration Risk:   The Company needs to identify new resources to replace ore which has been depleted by mining activities and to commence new projects.  Blanket has embarked on development and exploration programmes as set out in sections 5.7 and 6.  No assurance can be given that exploration will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics that are suitable for further development or production.

•
Development Risk:  The Company is engaged in development activities at Blanket Mine and the Satellite properties including the implementation of the Revised Plan as set out in section 4.9 of the MD&A.  Construction and development of projects are subject to numerous risks including:  obtaining equipment, permits and services; changes in regulations, currency rate changes; labour shortages; fluctuations in metal prices and the loss of community support.  There can be no assurance that construction will commence or continue in accordance with the current expectations or at all.

•
Production Estimates:  Estimates for future production are based on mining plans and are subject to change.  Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved.  Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations.

•
Mineral Rights:  The Company’s existing licences and permits are in good standing.  The Company has to pay fees etc. to maintain its rights and licence.  No assurance can be given that the Company will be able to make payments by the required date or will meet development and production schedules that are required to protect licences.

•
Metal Prices:  The Company’s operations and exploration and development projects are heavily influenced by the prices of gold, which is particularly subject to fluctuation.  Caledonia has not adopted any strategies to control the effect of mineral price fluctuations because the Company’s cash resources currently exceed its planned and foreseeable commitments as set out in Section 9.

•
Increasing input costs:  Mining companies generally have experienced higher costs of steel, reagents, labour and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes.  Blanket’s planned growth should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the effect of any further price increases.

•
Illegal mining: There has been an increase in illegal mining activities on properties controlled by Blanket.  This gives rise to increased security costs and an increased risk of theft and damage to equipment.  Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases.

•
Succession planning:  The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket Mine is depleted.  The Caledonia management team has recently been augmented so that, if required, it could provide appropriate support to Blanket if this was required.

•
Country risk: The commercial environments in which the Company operates is unpredictable.  Potential risks may arise from unforeseen changes in government policies and regulations relating to exploration and mining activity, military repression and civil disorder, all or any of which may have a material adverse effect on operations and/or the ability of Caledonia to receive payments.  Management believes that it has minimised such risks by complying fully with all relevant legislation and by obtaining all relevant regulatory permissions and approvals.

•
Gold marketing arrangements: In terms of regulations introduced by the Zimbabwean Ministry of Finance in January 2014, all gold produced in Zimbabwe must be sold to Fidelity, a company which is controlled by the Zimbabwean authorities.  Accordingly, all of Blanket’s production has been sold to Fidelity.  Blanket has received all payments due from Fidelity in full and on time.  However the requirement to sell to Fidelity increases Blanket’s credit risk.

17.           FORWARD LOOKING STATEMENTS

Information and statements contained in this MD&A that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.  Examples of forward-looking information in this MD&A include: production guidance, estimates of future/targeted production rates, planned mill capacity increases, estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recover rates, timing of commencement of operations and Caledonia’s plans and timing regarding further exploration, drilling and development, the prospective nature of exploration and development targets, the ability to upgrade and convert mineral resources to mineral reserves, capital costs, our intentions with respect to financial position and third party financing and future dividend payments.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, we are affected by environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia reviews forward-looking information for the purposes of preparing each MD&A, however Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

18.	CONTROLS

Caledonia maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICOFR”). Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

As part of their monitoring and oversight role, the Audit Committee performs a review and conducts discussions with management. No material exceptions were noted based on the additional procedures and no evidence of fraudulent activity was found.

Segregation of Duties

Management has concluded, and the Audit Committee has agreed that the hiring of additional staff needs to be constantly addressed and assessed in light of risks to ICOFR and the costs associated with additional staff.  There have been no changes in the Corporation’s  internal controls over financial reporting since the year ended December 31, 2013, that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

The Corporation has a Disclosure Committee consisting of six Directors, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  The Corporation’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Corporation’s disclosures are made in full compliance with all of the applicable rules, regulations and requirements.  All reasonable efforts are also being made to ensure that the Corporation’s disclosure controls and procedures provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Corporation’s Certifying Officers by others within those entities.

19.	QUALIFIED PERSON

Dr. Trevor Pearton, B.Sc. Eng. (Mining Geology), Ph.D. (Geology), Pr.Sci.Nat., F.G.S.S.A., VP Exploration is the Corporation’s qualified person as defined by NI 43-101.  Dr. Pearton is responsible for the technical information provided on this MD&A except where otherwise stated.